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                             July 7, 2021

       Paul Badawi
       President and Chief Executive Officer
       Sight Sciences, Inc.
       4040 Campbell Ave, Suite 100
       Menlo Park CA 94025

                                                        Re: Sight Sciences,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Correspondence
dated July 1, 2021
                                                            CIK No. 0001531177

       Dear Mr. Badawi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2021 letter.

       Correspondence dated July 1, 2021

       Critical Accounting Policies and Estimates
       Stock-Based Compensation and Fair Value of Common Stock, page 116

   1. In your letter dated July 1, 2021 you indicate that you used linear interpolation between two valuation dates as
a methodology by which to determine the fair value per share for financial reporting
purposes. Please revise your disclosure to be consistent with your response.
   2. In Note 11 on page F-56 of your Amendment 1 to Form DRS, you state that the weighted-
                                                        average grant date fair
value of options granted during the three months ended March 31,
                                                        2021 was $13.76. On
page 6 of your response, it appears that the fair value was $17.22
 Paul Badawi
Sight Sciences, Inc.
July 7, 2021
Page 2
       for the February 9, 2021 option grants and $17.90 for the February 23, 2021 option grants.
       Please revise or advise.
3. In your subsequent event footnote on page F-60, please disclose the estimated compensation expense associated with your equity awards that were issued May 25,
       2021 and the periods over which it will be recognized. Refer to ASC 855-10-50-2.
       You may contact Sasha Parikh at 202-551-3627 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNamePaul Badawi
                                                           Division of
Corporation Finance
Comapany NameSight Sciences, Inc.
                                                           Office of Life
Sciences
July 7, 2021 Page 2
cc:       Peter N. Handrinos, Esq.
FirstName LastName